SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 30, 2007, of SPW cuts prices

                SCOTTISHPOWER CUTS ENERGY BILLS BY UP TO 16.5%

ScottishPower today announced energy price cuts for domestic customers and launched one of the cheapest dual fuel products in the UK market. From 15 June gas prices will drop by up to 16.5% and electricity by up to 5.5%, taking the typical direct debit bill down £75 to £836 per year.

These price decreases will again take ScottishPower's standard Gas & Electricity
Offer below that of British Gas-a market advantage it has enjoyed for almost all of the last five years.

The decrease follows the recent launch of ScottishPower's Price Fall product, which at an average of £811 per year, is one of the cheapest offline deals in the UK. While offering savings today and shielding customers from any potential increases until October 2008, the offer also guarantees to pass on future decreases should standard prices fall below Price Fall rates.

The new price structure also means that ScottishPower is now the only UK supplier to support its most vulnerable customers with prepayment rates for both
Gas and Electricity that are cheaper than standard quarterly payment rates.

ScottishPower is also launching the Savings Challenge encouraging existing customers to ensure that they are on the company's best deal. Over 80% of
ScottishPower customers could pay less by making simple changes to their energy account - eg switching to Direct Debit could save up to £125 and managing accounts online up to a further £64.

Willie MacDiarmid, ScottishPower's Director of Energy Retail, said: "Between
2003 and 2006 wholesale energy costs rose by over 200% and we have protected our customers from a substantial part of this increase.  Now that costs are starting to subside we are delighted to offer our customers one of the cheapest energy products in the market. We can also assure our customers that we are committed to giving them value for money in the longer term and will continue to review our pricing structures".

                                                                   30 April 2007

Media Enquiries

Simon McMillan
Group Media Relations Manager        0141 566 4875
                                     07753 622 257

Note to Editors

1)      Price Fall Comparison

                                               Annual Bill            Saving with PriceFall
ScottishPower PriceFall                           £811                          -
British Gas                                       £837                         £26
Powergen                                          £857                         £46
Scottish & Southern Energy                        £826                         £15
Npower                                            £824                         £13

Savings shown above based on an average dual fuel customer in Britain with annual mains gas usage of 20,500kWh and annual Standard Rate electricity usage of 3,300kWh paying monthly by direct debit switching from other suppliers standard offers to ScottishPower's PriceFall product. Excludes IGT Gas customers. Prices correct as at 30th April 2007. Includes VAT at the applicable rate of 5%.

2)      Direct Debit and Online savings based on an average dual fuel customer in Britain with annual mains gas usage of 20,500kWh and annual Standard Rate electricity usage of 3,300kWh. Direct Debit saving based on a customer moving from paying in cash quarterly to paying monthly via Direct Debit and excludes prompt payer discounts. Further Online Saving based on a standard offline Direct
Debit customer choosing to service their account Online with ScottishPower's
Online Saver 3 offer.

3)      ScottishPower old UK average direct debit duel fuel price: £911

ScottishPower new UK average direct debit duel fuel price: £836

Above figures are based on an average dual fuel customer in Britain with annual mains gas usage of 20,500kWh and annual Standard Rate electricity usage of
3,300kWh.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 30, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary